UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 9, 2005

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

In Step

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL POSTS RECORD 2004 RESULTS:
 Earnings top US$100 million; revenues increase by 45%

Montreal, March 9, 2005 — Global consumer products company, Dorel Industries Inc. (TSX: DII.SV, DII.MV; NASDAQ: DIIB) today announced fourth quarter and year-end results for its fiscal year ended December 30, 2004. Revenues for the fourth quarter rose to US$462 million, up 42.7% from US$323.7 million a year ago. Net income for the fourth quarter jumped 69.6% to US$34.7 million from US$20.5 million. Income per share for the final quarter was US$1.05 fully diluted, compared to US$0.63 per share in the fourth the previous year.

For fiscal 2004, Dorel posted revenues of US$1.7 billion, up 44.8% from the US$1.2 billion last year. Net income for the full year amounted to US$100.1 million or US$3.04 per share fully diluted, compared to 2003 net income of US$74.2 million or US$2.29 per share.

Dorel’s continued progress, through a strategic program of selective acquisitions and organic growth, rewarded shareholders with a record performance in 2004. These achievements were realized despite high petroleum costs and increased raw material prices for major commodities such as steel, plastic resin, and particle board, particularly during the first half of the year which lowered gross margins, primarily in the Home Furnishings segment. The situation improved through the balance of the year as the necessary adjustments were made to improve profitability. However the continuing rise in the cost of resin kept overall company gross margins from improving significantly over the first half.

“Despite these raw material price increases throughout the year, overall earnings from operations were 10.7% of sales in the second half of the year versus 8.0% in the first half. Our known consumer brands helped propel sales, predominantly Schwinn’s reborn Sting-Ray bicycle, which generated unprecedented sales for a single Dorel product,” commented Martin Schwartz, Dorel President and CEO.

Summary of Financial Highlights
Fourth quarter ended December 30
All figures in thousands of US $, except per share amounts
	2004	2003	Change %
Total revenues	461,958	323,677	42.7%
Net income	34,721	20,478	69.6%
Per share - Basic	1.06	0.63	67.8%
Per share - Diluted	1.05	0.63	68.2%
Average number of shares outstanding -
diluted weighted average	32,924,736	32,664,874

Summary of Financial Highlights
Year ended December 30
All figures in thousands of US $, except per share amounts
	2004	2003	Change %
Total revenues	1,684,870	1,163,766	44.8%
Net income	100,076	74,200	34.9%
Per share - Basic	3.06	2.33	31.2%
Per share - Diluted	3.04	2.29	32.8%
Average number of shares outstanding -
diluted weighted average	32,915,232	32,406,724

Juvenile

Juvenile segment revenues for the fourth quarter were up 12.9% to US$193.1 million from last year's fourth quarter US$171 million. Earnings from operations for the period increased 20.3% to US$18.7 million from US$15.5 million. 2004 revenues rose 13.2% to US$758.4 million from US$670.1 million a year ago. Earnings from operations grew 1.8% year-over-year to US$65.9 million, compared to US$64.8 million in 2003.

Dorel Europe's fourth quarter sales in U.S. dollars increased 23%, while earnings jumped 176%. Gross margins in Europe continued to improve throughout the year and in the fourth quarter were at their highest levels since the Ampafrance acquisition. Dorel Europe represented 40% of the Juvenile segment's sales in U.S. dollars for the full year and accounted for almost 60% of its earnings. All three operating units based in France, Holland and the United Kingdom posted earnings increases, with the majority of the improvement at Dorel Nederland as new management reversed previous year losses.

The Dorel Juvenile Group (DJG) in North America posted fourth quarter revenues 6% higher than the prior year, while earnings declined due principally to a change in product mix, increased raw material costs, and increased distribution costs resulting from significantly higher inventory levels. For the year, juvenile revenues in North America increased 10%, however, competitive pricing pressures, higher costs in raw materials and product liability costs reduced earnings by approximately 30% from last year's levels. Earnings excluding the higher product liability costs in 2004 decreased less than 4%.

Home Furnishings

Home Furnishings segment revenues for the fourth quarter decreased 5.1% to US$144.9 million from last year's US$152.7 million. Earnings from operations for the period decreased 30% to US$14.2 million from US$20.3 million. 2004 revenues rose 9.5% to US$540.6 from US$493.7 a year ago. However, earnings from operations fell 35% year-over-year to US$43.4 million compared to US$66.7 million last year.

Results in the Home Furnishings segment were impacted by decreased earnings at the Ameriwood ready-to-assemble (RTA) group. Raw material costs, primarily for board, were also an important factor in the reduced earnings. At their peak, board prices were 50% higher over the prior year. Price increases to customers were implemented throughout the second half of the year, however they did not fully offset the higher costs incurred. Offsetting declines at Ameriwood was Dorel Asia, which recorded its most profitable year, and Cosco Home & Office which posted significant revenue gains over last year.

Recreational/Leisure

Fourth quarter revenues and earnings in the Recreational/Leisure segment were their highest of the year with revenues of US$123.9 million and earnings of US$15.7 million. For the year, which includes eleven months of activity, revenues were US$385.9 million and earnings reached US$49.4 million, or 12.8% as a percentage of revenues. Upon acquisition it was expected that this new segment would account for revenues of US$350 million to US$375 million with earnings from operations of 12% to 13% of revenues.

Success was driven by the Schwinn Sting-Ray bicycle, which proved to be one of the most successful bicycle launches ever. Over 500,000 bicycles were sold to several large retailers. The exposure generated by the Sting-Ray also re-invigorated the already exceptional Schwinn brand name.

Dorel’s Tax Rate

The income tax rate for 2004 was 6.4%, lower than the previously expected range of 11% to 12%. The difference was due to a combination of factors including; a change in the jurisdictions in which income was earned, a revaluation of long-term future tax balances due to a change in enacted tax rates in Europe, the recognition of future tax benefits due to loss carry-forwards previously unrecognized in the United Kingdom as well as other previously unrecognized tax credits in both Europe and North America. Please refer to the Outlook section below for the 2005 tax rate.

Balance Sheet and Cash Flow

Free cash flow, defined as cash provided by operating activities less net additions to capital assets, deferred charges and intangible assets, was US$66.2 million for 2004, up 10% from US$60.2 million in 2003. The free cash flow increase was less than anticipated due to higher than expected inventory and accounts receivable balances.

The higher levels of inventory and receivables were primarily the result of higher sales activities and did not have a negative effect on the Company’s working capital ratios. The number of days in receivables and inventory both improved slightly over 2003 at 55 days and 78 days respectively as compared to 56 and 80 as at December 30, 2003.

Other

Dorel has restated the 2003 balance sheet classification of certain assets and liabilities, in connection with Dorel’s acquisition of Ampafrance SA and Carina Furniture Limited in 2003.  Specifically, Dorel has recognized: (i) customer-relationship intangible assets in the amount of US$36.9 million; and (ii) long-term future tax liabilities in the amount of US$12.9 million.  This change in accounting treatment has: (i) reduced the amount of goodwill initially recorded by US$24 million; and (ii) resulted in a non-cash charge of
US$0.8 million in each of 2003 and 2004, thereby reducing fully diluted earnings per share by US$0.03 in 2003 and 2004. These changes are pursuant to a review of Dorel's 2003 annual financial statements by the Autorité des marchés financiers (the "AMF"), conducted as part of their Continuous Disclosure Review Program.

Subsequent to year-end, on February 11, 2005, the Company settled a dispute with one of its product liability insurance carriers for the amount of US$9.8 million. As at December 30, 2004, this gain was contingent upon a successful resolution of the dispute. As a result, the amount received will be applied against operating expenses in 2005. Though this recovery will have a positive impact on 2005 full year results, most of the amount received will be offset by other expected claim settlements in the first quarter of the year.

Outlook

In lieu of specific earnings guidance, Dorel is providing an outline of its expectations for 2005.

•

Sales – Sales growth is expected to be from 5% to 10%.

•

Cost of sales – Commodity prices were high in 2004 and were the largest contributor to decreased gross margins. Commodity prices remain high and are not currently expected to decrease. As such, gross margin levels are expected to only improve marginally.

•

Borrowing costs – Costs are expected to rise slightly with higher interest rates on floating rate debt expected to increase. However, it is anticipated that free cash flow will approximate US$100 million and is expected to be applied against debt.

•

Currencies - Based on current exchange rates, the Company anticipates that currencies will have a similar impact on earnings in 2005 as in 2004.

•

Effective Tax Rate - The 2005 tax rate is expected to be in the range of 15% to 20%. More than half of the anticipated increase is due to a greater proportion of earnings and slightly higher 2005 tax rates anticipated in North America. The balance of the increase expected is due to changes in the mix of earnings in the Company's other operating jurisdictions.

•

Capital Expenditures - Capital expenditures for 2005 are expected to be in the mid US$30 million range versus
US$49.3 million in 2004.

Commentary

“Dorel will continue to build on its past accomplishments through 2005. Several important operational adjustments were made as major acquisitions were integrated. We are confident that our team is further equipped and motivated to grow organically. The aggressive product development initiatives introduced at all Dorel divisions are expected to drive sales and will continue to provide our customers with the products their consumers want.  This has never been made clearer than with the overwhelming success of Dorel Juvenile Group’s new ride-on category of toy vehicles and the Sting-Ray bicycle. We expect more of the same this year in our three segments.

“Our strong brands are increasingly creating a greater awareness of Dorel. I am encouraged that the initial signs for 2005 are promising. The Conference Board, a non-profit research group in New York, reported that its index of consumer confidence rose in late 2004 to its best reading since last July. The Conference Board reported the rebound to be broad-based with consumers expecting a stronger economy over the next several months. This augurs well for consumer product companies such as Dorel,” concluded
Mr. Schwartz.

CONFERENCE CALL

Dorel Industries Inc. will hold a conference call to discuss these results today at 1:30 P.M. Eastern Time. Interested parties can join the call by dialling (514) 807-8791 (Montreal or overseas) or (800) 814-4861 (elsewhere in North America). The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21115716# on your phone. This tape recording will be available on Wednesday, March 9 as of 3:30 P.M. until 11:59 P.M. on Wednesday, March 16.

Complete financial statements will be available on the Company's website, www.dorel.com, and will be available through the SEDAR and EDGAR websites.

Profile

Dorel Industries (TSX: DII.SV, DII.MV; NASDAQ: DIIB) is a global consumer products company engaged in the design ing , manufactur ing and market ing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal, Dorel employs approximately 5,000 people in fourteen countries. Dorel also has offices in Shanghai and Shenzhen, China which oversee the sourcing, engineering and logistics of all Asian operations. 2004 sales were US$1.7 billion.

US operations include Dorel Juvenile Group USA, which markets the Cosco and Safety 1st brands as well Eddie Bauer and Disney Baby licensed products ; Ameriwood Industries, which market s ready-to-assemble products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood/Charleswood brands as well as California Closets and Trading Spaces licenses ; Cosco Home & Office , which markets home/office products under the Cosco and Cosco Ability Essentials brands and Samsonite license; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort , Maxi-Cosi, Quinny, Safety 1st, Babidéal, and Baby Relax brands. Dorel Asia sources and imports home furnishings products .

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	As at December 30
	2004	2003 (As restated)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 11,288	$ 13,877
Funds held by ceding insurer	7,920	6,803
Accounts receivable	286,529	210,905
Inventories	292,991	207,371
Prepaid expenses	12,756	10,719
Future income taxes	24,027	14,386
	635,511	464,061

CAPITAL ASSETS	163,707	147,837
GOODWILL	512,546	353,316
DEFERRED CHARGES	20,983	18,501
INTANGIBLE ASSETS	262,968	125,946
FUTURE INCOME TAXES	10,401	8,307
OTHER ASSETS	10,786	10,995
	$ 1,616,902	$ 1,128,963

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 1,915	$ 764
Accounts payable and accrued liabilities	354,738	253,145
Income taxes payable	5,629	2,037
Balance of sale	7,773	-
Future income taxes	1,379	629
Current portion of long-term debt	7,686	7,758
	379,120	264,333

	505,816	282,421
LONG-TERM DEBT	14,676	13,818
PENSION OBLIGATION	5,278	2,314
BALANCE OF SALE	75,719	63,832
FUTURE INCOME TAXES	8,014	8,266
OTHER LONG-TERM LIABILITIES

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	160,876	156,274
CONTRIBUTED SURPLUS	1,081	-
RETAINED EARNINGS	386,833	286,757
CUMULATIVE TRANSLATION ADJUSTMENT	79,489	50,948
	628,279	493,979
	$ 1,616,902	$ 1,128,963

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Fourth quarter ended December 30		Year ended December 30
	2004	2003 (As restated)	2004	2003 (As restated)

Sales	$ 457,378	$ 322,087	$ 1,666,748	$ 1,158,666

Licensing and commission income	4,580	1,590	18,122	5,100

TOTAL REVENUE	461,958	323,677	1,684,870	1,163,766

EXPENSES
Cost of sales	357,175	243,108	1,291,422	857,606
Operating	51,770	42,572	211,362	153,741
Amortization	9,346	7,906	36,189	30,526
Research and development costs	1,729	(289)	6,420	6,465
Interest on long-term debt	7,799	4,040	29,311	15,512
Other interest	206	68	3,193	565
	428,025	297,405	1,577,897	1,064,415

Income before income taxes	33,933	26,272	106,973	99,351

Income taxes	(788)	5,794	6,897	25,151
NET INCOME	$ 34,721	$ 20,478	$ 100,076	$ 74,200

EARNINGS PER SHARE:
Basic	$ 1.06	$ 0.63	$ 3.06	$ 2.33
Diluted	$ 1.05	$ 0.63	$ 3.04	$ 2.29

SHARES OUTSTNDING:
Basic – weighted average	32,785,978	32,440,593	32,728,727	31,837,343
Diluted – weighted average	32,924,736	32,664,874	32,915,232	32,406,724

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

	Year ended December 30
	2004	2003 (As restated)

BALANCE, BEGINNING OF PERIOD	$ 286,757	$ 212,660

Net income	100,076	74,200

Premium paid on purchase of shares	-	(103)
BALANCE, END OF PERIOD	$ 386,833	$ 286,757

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Fourth quarter ended December 30		Year ended December 30
	2004	2003 (As restated)	2004	2003 (As restated)

CASH PROVIDED BY:
OPERATING ACTIVITIES
Net income	$ 34,721	$ 20,478	$ 100,076	$ 74,200
Adjustments for:
Amortization	9,346	7,906	36,189	30,526
Deferred income taxes	(1,996)	4,200	(4,439)	4,137
Funds held by ceding insurer	1,835	(28)	(1,117)	4,495
Stock based compensation	1,081	-	1,081	-
Loss (gain) on disposal of capital assets	398	20	808	(433)
	45,385	32,576	132,598	112,925

Changes in non-cash working capital:
Accounts receivable	(12,069)	(3,786)	(36,138)	(8,062)
Inventories	5,506	(14,067)	(28,769)	(20,356)
Prepaid expenses and other assets	(1,490)	4,307	813	3,229
Accounts payable and accrued liabilities	(3,957)	26,001	42,588	34,809
Income taxes payable	(1,880)	(2,969)	4,450	(12,098)
	(13,890)	9,486	(17,055)	(2,478)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	31,495	42,062	115,543	110,447

FINANCING ACTIVITIES
Increase in long-term debt	(26,186)	(27,158)	223,892	198,228
Balance of sale and other long-term liabilities	(10,173)	-	10,738	3,853
Issuance of capital stock	214	9,980	3,908	17,854
Repurchase of capital stock	-	-	-	(129)
Increase (decrease) in bank indebtedness	973	(979)	1,005	(12,551)
CASH PROVIDED BY FINANCING ACTIVITIES	(35,172)	(18,157)	239,543	207,255

INVESTING ACTIVITIES
Acquisition of subsidiary companies	9,554	(140)	(310,976)	(287,060)
Cash on hand	-	-	3,734	7,207
	9,554	(140)	(307,242)	(279,853)
Repurchase of accounts receivable	-	-	-	(27,750)
Additions to capital assets – net	(7,672)	(14,748)	(32,600)	(34,076)
Deferred charges	(3,961)	(6,163)	(13,688)	(11,659)
Intangible assets	(238)	(3,685)	(3,029)	(4,491)
CASH USED IN INVESTING ACTIVITIES	(2,317)	(24,736)	(356,559)	(357,829)

Effect of exchange rate change on cash	(518)	344	(1,116)	(446)

NET INCREASE (DECREASE) IN CASH	(6,512)	(487)	(2,589)	(40,573)

Cash, beginning of period	17,800	14,364	13,877	54,450

CASH, END OF PERIOD	$ 11,288	$ 13,877	$ 11,288	$ 13,877

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

March 9, 2005